AMENDMENT TO DESIGNATION
                                       OF
                      SERIES H CONVERTIBLE PREFERRED STOCK
                                       OF
                             ATSI MERGER CORPORATION
                               (The "Corporation")


13.  Nominees.  For  the  purpose of securing the stockholders against fraud and
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manipulation,  no  share  of  the  Series  H  Convertible Preferred Stock of the
Corporation may be registered on the books and records of the Corporation in the name of any nominee or sold, transferred or otherwise held in the name of a nominee. Each share of the Corporation's Series H Convertible Preferred Stock from time to time outstanding shall be registered on the books of the Corporation by the beneficial owner thereof and no person whose shares are not so registered shall have any right to vote, receive notice of meetings, receive dividends or other distributions relating to such shares or exercise any of the rights of the holder of the shares of Series H Convertible Preferred Stock until they are so registered on the books and records of the Corporation. All certificates representing shares of the Series H Convertible Preferred Stock of the Corporation shall bear a restrictive legend restricting the transfer thereof in accordance with this provision. As used herein, the terms "beneficial owner" shall mean the person or group who has the sole or joint right to dispose of the shares or direct the disposal of shares, the sole or joint economic interest in the shares, or the sole or joint right to receive or direct the receipt of dividends or other distributions relating to the shares. Without limiting the foregoing, the following persons shall be presumed to be nominees for beneficial owners: The Depository Trust Corporation, The Canadian Depository for Securities Limited, Cede & Co.


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